SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the securities exchange act of 1934
(Amendment No. 4)*

ARCH CAPITAL GROUP LTD.
(Name of Issuer)

COMMON SHARES, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

011576290
(CUSIP Number)

SCOTT A. ARENARE, ESQ.
WARBURG PINCUS LLC
466 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 878-0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:
ANDREW R. BROWNSTEIN, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ
51 WEST 52ND STREET
NEW YORK, NY 10019
(212) 403-1000

April 30, 2007

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

     Check the following box if a fee is being paid with this statement ☐ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:	Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
(Continued on the following pages)
(Page 1 of 12 pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the pur-
pose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 011576290			13D	(Page 2 of 12)

1	NAME OF REPORTING PERSONS
Warburg Pincus (Bermuda) Private Equity VIII, L.P.
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
13-4194502

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
6,969,662

		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER
6,969,662

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,969,662

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 011576290			13D	(Page 3 of 12)

1	NAME OF REPORTING PERSONS
Warburg Pincus (Bermuda) International Partners, L.P.
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
13-4194501

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
6,710,040

		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER
6,710,040

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,710,040

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 011576290			13D	(Page 4 of 12)

1	NAME OF REPORTING PERSONS
Warburg Pincus Netherlands International Partners I, C.V.
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
13-4133834

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
279,583

		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER
279,583

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
279,583

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 011576290		13D	(Page 5 of 12)

1	NAME OF REPORTING PERSONS
Warburg Pincus (Bermuda) Private Equity Ltd.
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
01-0569187

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,969,662

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,969,662

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,969,662

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 011576290		13D	(Page 6 of 12)

1	NAME OF REPORTING PERSONS
Warburg Pincus (Bermuda) International Ltd.
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
13-4194502

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,710,040

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,710,040

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,710,040

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 011576290		13D	(Page 7 of 12)

1	NAME OF REPORTING PERSONS
Warburg, Pincus & Co.
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
13-6358475

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
279,583

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
279,583

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
279,583

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 011576290		13D	(Page 8 of 12)

1	NAME OF REPORTING PERSONS
Warburg Pincus Partners, LLC
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
13-4069737

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
279,583

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
279,583

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
279,583

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 011576290			13D	(Page 9 of 12)

1	NAME OF REPORTING PERSONS
Warburg Pincus LLC
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
13-3536050

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF		7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			13,959,285

		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER
13,959,285

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,959,285

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.9%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 011576290                                         13D                                  (Page 10 of 12)

     Reference is made to the Statement on Schedule 13D filed on November 20, 2001, as amended by Amendment No. 1 thereto filed September 20, 2002, Amendment No. 2 thereto filed December 18, 2002, and Amendment No. 3 thereto filed May 5, 2006 (as so amended, the “Schedule 13D”), on behalf of Warburg Pin-cus (Bermuda) Private Equity VIII, L.P., a limited partnership organized under the laws of Bermuda (“WP VIII Bermuda”), Warburg Pincus (Bermuda) International Partners, L.P., a limited partnership organized under the laws of Bermuda (“WPIP Bermuda”), Warburg Pincus Netherlands International Partners I, C.V., a limited partnership organized under the laws of The Netherlands (“WPIP Netherlands I” and together with WP VIII Bermuda, WPIP Bermuda, the “Investors”), Warburg Pincus (Bermuda) Private Equity Ltd., a company organized under the laws of Bermuda (“WP VIII Bermuda Ltd.”), Warburg Pincus (Bermuda) International Ltd., a company organized under the laws of Bermuda (“WPIP Bermuda Ltd.”), Warburg, Pincus & Co., a New York general partnership (“WP”), Warburg Pincus LLC, a New York limited liability company (“WP LLC”), and Warburg Pincus Partners, LLC, a New York limited liability company (“WPP LLC”). Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Investors, WP VIII Bermuda Ltd., WPIP Bermuda Ltd., WP, WP LLC and WPP LLC. The Investors, together with WP VIII Bermuda Ltd., WPIP Bermuda Ltd., WP, WP LLC and WPP LLC, are referred to herein as the “Warburg Pincus Reporting Persons.” All capitalized terms used without definition in this Amendment No. 4 to Schedule 13D shall have the meanings set forth in the Schedule 13D.

           This Amendment No. 4 to Schedule 13D amends the Schedule 13D as follows.

ITEM 5.                      Interest in Securities of the Issuer.
---------------------------------------------------------------

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

     On April 30, 2007, the Warburg Pincus Reporting Persons distributed an aggregate of 4,922,860 Common Shares of the Company to their limited and general partners.

     As of April 30, 2007, the Investors collectively beneficially owned an aggregate of 13,959,285 Common Shares, which represent approximately 18.9% of the outstanding Common Shares based on 73,738,470 Common Shares outstanding as of March 29, 2007, as reported in the Company’s Schedule 14A. By reason of its relationship with the Investors under Rule 13d-3 of the Exchange Act, the Warburg Pincus Reporting Persons may be deemed to beneficially own all of the Common Shares that are beneficially owned by the Investors.

     Each Investor exercises voting power and dispositive power over its holdings of such shares through its respective general partner, which, in turn, acts through its respective general partner.

CUSIP No. 011576290                                            13D                         (Page 11 of 12)

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated May 2, 2007

WARBURG PINCUS (BERMUDA) PRIVATE EQUITY
VIII, L.P.

By: Warburg Pincus (Bermuda) Private Equity Ltd., Its
General Partner

By: /s/ Scott A. Arenare

Name: Scott A. Arenare
Title: Authorized Signatory

WARBURG PINCUS (BERMUDA) INTERNATIONAL
PARTNERS, L.P.

By: Warburg Pincus (Bermuda) International Ltd., Its
General Partner

By: /s/ Scott A. Arenare

Name: Scott A. Arenare
Title: Authorized Signatory

WARBURG PINCUS NETHERLANDS
INTERNATIONAL PARTNERS I, C.V.

By: Warburg Pincus Partners, LLC, Its General Partner

By: Warburg, Pincus & Co., Its Managing Member

By: /s/ Scott A. Arenare

Name: Scott A. Arenare
Title: Partner

CUSIP No. 011576290                                              13D                                     (Page 12 of 12)

WARBURG PINCUS (BERMUDA) PRIVATE EQUITY
LTD.

By:		/s/ Scott A. Arenare

	Name:	Scott A. Arenare
	Title:	Authorized Signatory

WARBURG PINCUS (BERMUDA) INTERNATIONAL
LTD.
By:		/s/ Scott A. Arenare

	Name:	Scott A. Arenare
	Title:	Authorized Signatory

WARBURG, PINCUS & CO.

By:		/s/ Scott A. Arenare

	Name:	Scott A. Arenare
	Title:	Partner

WARBURG, PINCUS PARTNERS LLC

By:	Warburg Pincus & Co., Its Managing Member

By:		/s/ Scott A. Arenare

	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS LLC

By:		/s/ Scott A. Arenare

	Name:	Scott A. Arenare
	Title:	Managing Director